LICENSE AGREEMENT BETWEEN BIOSCULPTURE TECHNOLOGY, INC. AND ROCIN LABORATORIES, INC. AND ROBERT L. CUCIN, M.D.

This Agreement made and entered into this 2nd day of June, 2001 by and between Robert L. Cucin M.D., an individual residing in New York, Rocin Laboratories, Inc., a corporation organized and existing under the laws of the State of New York (both parties collectively being known as “Licensors”) and BioSculpture Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (said corporation hereinafter “Licensee”)

WHEREAS, Licensors are the exclusive owner of all right, title, and interest in and to issued U.S. Patent Nos. 5,112,302, 5,348,535, 5,643,198, 5,795,323, and the following pending U.S. Patent Applications 08/976,073 (allowed) and 09/507,266, Canadian Patent Application 2132395, and European Patent Organization Application 94306845.2 and any reissues thereof (hereinafter “Licensed Patents”),

WHEREAS, Licensors have filed Intention to Use Applications with the U.S. Patent and Trademark Office, for use of Airbrush (78/062269), Airbrush Liposculpture (78/063354), Liposculptor (78/064272), and Airbrush Biosculpture (78/063350), (hereinafter “Licensed Trademarks”) in connection with medical/surgical instruments, tissue aspiration and aspirators,

WHEREAS, Licensee is desirous of obtaining a license to make, have made, use and sell a Devices covered by claims of the Licensed Patents and employing those trademarks,

NOW, THEREFORE, in consideration of the promises and mutual agreements, covenants, and provisions herein contained, the parties hereto agree as follows:

1.	Definitions. For purposes of this Agreement, the following terms will have the following meanings:

1.01	“License Year” shall mean the twelve (12) month period commencing on the first day of the month in which Licensee makes the first sale of a Licensed Product, and each successive twelve (12) month period thereafter.

1.02	“Licensed Product” shall mean a product made, sold or used for liposuction and covered by one (1) or more valid claims of the Licensed Patent.

1.03	“License Fee” shall mean the sum of two hundred fifty thousand dollars ($250,000).

1.04	“Calendar Quarter” shall mean any of the four (4) successive three (3) month periods within a License Year.

1.05	“Term” shall mean the period beginning on the effective date of this Agreement and ending on the date this Agreement terminates, as provided in paragraph four.

1.06	“Territory” shall mean the United States of America and its territories and possessions, Canada, England, France, Germany, Italy, Sweden, Switzerland.

1.07	“Royalty Rate” shall mean six percent (6%).

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1.08	“Affiliate” shall mean a corporation, company or other entity which is substantially controlled, directly or indirectly, through stock ownership or otherwise (such as partnerships or management contracts), by Licensee or which is directly or indirectly under common control with Licensee, including control derived by means other than ownership of a majority of the voting securities or voting rights.

1.09	“Customer” shall mean any person or entity purchasing or leasing a Royalty Bearing Product, directly or indirectly, from Licensee that is not a Subsidiary or Affiliate of Licensee.

1.10	“Net Sales Value” shall mean, in the case of sales by the Licensee to third parties at arm’s length for monetary consideration, the Licensee’s gross invoice price to the Customer, less allowances for returns and uncorrectable accounts and less (to the extent separately stated on or calculable from the invoices or other written agreements): (a) cash, trade, or volume discounts or commissions paid to third parties, (b) shipping, customs and insurance charges, and (c) sales, use, value added, withholding and similar taxes.

1.10.1	The “Net Sales Value” shall be calculated based upon all integrated components of the Royalty Bearing Product sold to the Customer, and integratable components, such as cannulas and connectors for use with such Royalty Bearing Product, if any, sold to said Customer (except spare parts for repair purposes).

1.10.2	In the case of a sale of a Royalty Bearing Product which is integrated as part of a system or subsystem made up of a plurality of parts, wherein the Royalty Bearing Product is not separately priced, or a transfer of a Royalty Bearing Product to a Customer which does not deal at arm’s length with Licensee, or a transfer by Licensee or Affiliate to a Customer for other than monetary consideration or use of a Royalty Bearing Product (such as for sales demonstration purposes, or for actual business use in the facilities of Licensee or by employees of Licensee), Net Sales Value shall be calculated based upon the price at which Licensee sells comparable quantities of the Royalty Bearing Product at substantially the same time to Customers dealing at arm’s length.

1.11.3	Notwithstanding the foregoing, in the case of (i) the transfer of a Royalty Bearing Product to an unaffiliated third party Customer which does not deal at arm’s length with Licensee, or (ii) the transfer of a Royalty Bearing Product by Licensee including components supplied by a Customer, or (iii) a transfer of a Royalty Bearing Product by Licensee for other than monetary consideration or to an Affiliate, or (iv) the transfer of a Royalty Bearing Product for consideration in addition to monetary consideration, then the Net Sales Price of the Royalty Bearing Product shall be calculated based upon the price (less normal trade discounts, freight, and credits and allowances for returns) at which that Licensee sells, at arm’s length, solely for monetary consideration, comparable quantities of the same or similar complete, finally assembled, fully functional, Royalty Bearing Product in which none of the components are supplied by the Customer and the sale occurs at substantially the same time.

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1.11.4	In the event in any instance an additional product or service, such as an external peripheral device or other accessory item (including manuals, documentation, connectors, power supplies, stands, carrying cases and similar items), extended warranties or special services are sold or provided together with the Royalty Bearing Product and are not separately priced, Net Sales Value shall be calculated by including such device, service or items as a component of the Royalty Bearing Product and without any deduction relating to the cost of such device, service or item, as a matter of mutual accounting convenience agreed to by the Parties, unless Licensee can demonstrate that such additional products or services have been sold to at least five different customers at a separate and distinctly priced line item to such customer, in which case a deduction equal to the average selling price of such device in the most recent Calendar Quarter shall be applied.

1.12	“Party” shall mean Licensors or Licensee. “Parties” shall mean Licensors and Licensee collectively.

1.13	“Royalty Bearing Product” shall mean any Licensed Product on which royalty is paid to Licensors under the provision of Article 3 hereof

1.14	“Subsidiary” shall mean a corporation, company or other entity more than fifty (50%) percent of whose outstanding voting securities generally entitled to vote for the election of directors or other managing authority (including voting securities issuable upon conversion of another security which is, or may become, convertible into such voting securities, or voting securities issuable upon the exercise of any warrant, option or similar right) are, now or hereafter, owned or controlled, directly or indirectly, by another corporation, company or other entity, but such first corporation, company or other entity shall be deemed to be a subsidiary only at such time as and for so long as such ownership or control exists.

2.	License Grant. Subject to the terms and conditions of this Agreement, Licensor hereby grants Licensee, under the Licensed Patents, an exclusive license to make, have made, use and sell Licensed Product anywhere in the Territory. This license will however be subject to the non-exclusive licensing agreements issued to Numed Medical, Inc. on on 3/3/99 and 10/16/00 and to Byron Medical Inc. on 9/16/99 referred to as “Prior Agreements.)

3.	License Fee and Earned Royalties. For the license of the Licensed Patent, during the term of this Agreement, and subject to the terms and conditions herein, Licensee shall make the following payments to Licensor:

3.01	License Fee. In partial consideration for entry into this Agreement, Licensee shall pay Licensors a one (1) time, non-refundable sum of two hindered fifty thousand ($250,000) dollars as follows:

(a)	On the date of execution of this Agreement, Licensee shall pay Licensors the sum of one hundred twenty-five-thousand ($125,000) dollars by wire of federal funds to Licensors’s Account #122-0215465006, ABA #021000018, DDA #8900208767 at Dreyfus Family of Funds, New York; and

BioSculpture Technology, Inc. License Areement. . . page 4

(b)	On January 1, 2002 Licensee shall pay Licensors the sum of one hundred twelve-five thousand ($125,000) dollars by wire of federal funds to Licensors’s same account.

(c)	If this agreement is executed by both parties but payment of the first half of the License Fee is not made simultaneously with execution of this agreement by Licensee pursuant to Paragraph 3.01(a), Licensee may preserve its option of this exclusive license and postpone its obligation to make payment of that one hundred twenty-five thousand ($125,000) dollars by making monthly payments of fifteen hundred ($1,500) dollars a month instead, at the time of execution of this agreement and on the first of each month thereafter, for a period not to exceed six (6) months, at which time that option shall lapse and this agreement be null and void unless full payment of the one hundred twenty-five thousand ($125,000) dollars has not been made.

3.02	Earned Royalty on Licensed Product. For the license of the Licensed Patent, during the term of this Agreement, and subject to the terms and conditions herein, Licensee shall make, thirty (30) days after the end of each Calendar Quarter during the Term hereof, a royalty payment (“Earned Royalty”) to Licensor computed by multiplying: the Royalty Rate; and the Net Sales Value of all Licensed Product made, have made, used or sold by Licensee in the Territory.

4.	Term and Termination.

4.01	The initial term of this Agreement shall be one (1) License Year.

4.02	This Agreement will automatically extend for a second License Year, if Earned Royalties for the first License Year meet or exceeding hundred thousand dollars ($100,000), or if Licensee pays the difference between one hundred thousand dollars ($100,000) and the Earned Royalties paid for the first License Year. Payment of the foregoing sum shall be made with payment of the Earned Royalty for the last Calendar Quarter of the first License Year.

4.03	This Agreement will automatically extend for a third License Year if Earned Royalties during the second License Year meet or exceed one hundred fifty thousand dollars ($150,000). If Earned Royalties do not meet or exceed one hundred fifty thousand dollars ($150,000) Licensee may extend the term for an additional year by paying the difference between one hundred fifty thousand dollars ($150,000) and the Earned Royalties for the second License Year. Payment of the foregoing sum shall be made with payment of the Earned Royalty for the last Calendar Quarter of the second License Year.

4.03.1	If Licensee makes a payment of at least one hundred thousand ($100,000) dollars to Licensors, license shall continue for one more year and be automatically be renewed at year end so long as the licensee pays to Licensors fifty thousand ($50,000) or the difference between what Licensor actually paid and one hundred and fifty thousand ($150,000) dollars within that following twelve month period and otherwise complies with the terms of this agreement.

BioSculpture Technology, Inc. License Areement. . . page 5

4.04	After the end of the fourth License Year and for each License Year thereafter, this Agreement will automatically extend if the Earned Royalties for that License Year meet or exceed two hundred thousand dollars ($200,000), or if Licensee makes a payment of the difference between two hundred thousand dollars ($200,000) and the Earned Royalties paid during the fourth or any subsequent License Year. Payment of the foregoing sum shall be made with payment of the Earned Royalty for the last Calendar Quarter of the ending License Year.

4.04.01	If Licensee makes a payment of at least one hundred thousand ($100,000) dollars to Licensors, license shall continue for one more year so long and be automatically renewed at years end so long as Licensee shall pay to Licensors one hundred thousand ($100,000) dollars or the difference between what Licensor paid and two hundred thousand ($200,000) dollars within that twelve month period and otherwise complies with the terms of this agreement.

4.04.02	If Licensee fails to bring payments according to the terms of this agreement but makes a payment of at least one hundred fifty thousand ($150,000) dollars during the License Year, the license will be renewed as a non-exclusive license at the end of that year and continue to be automatically renewed as a non-exclusive license so long as payments during the prior year have totaled at least one hundred fifty ($150,000) thousand dollars.

4.05	Licensee shall deliver to Licensors at the time, each Earned Royalty payment due, a statement indicating the sales of Licensed Product made during the Calendar Quarter being reported on, together with the Computation of Gross Sales and Earned Royalties.

4.06	This Agreement shall automatically terminate, if and when all of the claims to invention in the Licensed Patent are declared unpatentable by an administrative body (e.g. United States Patent and Trademark Office), or declared invalid by a court of competent jurisdiction, and Licensor has exhausted all administrative and judicial rights of appeal in the Territory in order to reverse such an adverse ruling against said Licensed Patent.

4.07	If Licensee shall fail to pay Earned Royalties in accordance with the terms of this Agreement or shall otherwise materially breach its obligations under this Agreement, the Licensor shall upon the giving of thirty (30) days notice to the Licensee have the right to terminate if Licensee fails to cure such breach within said (30) days.

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4.08	Licensors shall have the right to terminate this Agreement in the event Licensee files a petition in bankruptcy, or is adjudicated as bankrupt, or if a petition in bankruptcy is filed against it and is not dismissed within thirty (30) days or, if it becomes insolvent, or if it makes an assignment for the benefit of its creditors, or if it files a petition or otherwise seeks relief under or pursuant to any federal or state bankruptcy, insolvency, or reorganization statute or proceeding.

4.09	No termination of this Agreement shall relieve the Licensee of its obligation to pay to the Licensors all Earned Royalties accrued up to the time of termination.

4.10	In the event of termination hereunder, Licensee shall have the right for a period of six (6) months to continue to sell Licensed Products which were manufactured prior to the date of termination, provided Licensee did not manufacture excessive quantities of Licensed products, beyond that typically required to meet Licensee’s sales for the period proceeding the termination and provided that Licensee pay Earned Royalties on such sales.

4.11	Upon termination of this agreement, the License Grant shall automatically terminate.

5.	Records and Reports. Licensee shall prepare and maintain in accordance with generally accepted accounting principles, accurate books of account, and record covering sales of Licensed Products and the computation of Gross Sales and Earned Royalties and adequate for verification of all statements and payments made to Licensor hereunder (all such records collectively hereinafter “Records”). No more than once each year, and upon reasonable notice and at reasonable business hours, at Licensor’s sole cost and expense, Licensor’s certified public accountant may have access to Licensee’s place of business to the Records, to verify the accuracy of the statements issued and Earned Royalty payments made hereunder. Licensee shall keep all Records available for Licensor’s inspection for a period of one-year (1) after the License Year to which they relate. If upon inspection of such books and records, Licensor uncovers an error in calculation of Percentage Royalties of greater than ten percent (10%), Licensee shall reimburse Licensor for the reasonable cost of such audit.

6.	Accounting. After any termination of this agreement, or any rights or licenses hereunder, including the expiration of the last of the Licensed Patents, as the case may be, the Licensee shall render an accounting for all Royalty Bearing Product sold pursuant to the License Grant from the last such report to the termination date. Such final accounting shall be made within sixty (60) days after such termination date.

BioSculpture Technology, Inc. License Areement. . . page 7

7.	Representations and Warranties and Obligations.

7.01	Licensor represents and warrants to Licensee that Licensor is the sole and exclusive owner of all right, title and interest in and to the Licensed Patent and the inventions covered therein.

7.02	Licensor represents and warrants to Licensee that Licensor has the full right and authority to enter into this Agreement and to grant the rights granted herein and has not entered into any agreement which would, in any way, conflict with the grant of a nonexclusive license to Licensee in accordance with the terms of this Agreement.

7.03	Licensor represents and warrants to Licensee that there are no pending challenges to its patent and that to Licensor’s knowledge, there are no pending challenges to the validity of Licensed Patent or Licensor’s rights therein.

7.04	During the term hereof, Licensee agrees to pay such Maintenance fees or Annuities as are required to be paid by the United States Patent Office, the Canadian Patent Office, the European Patent Organization or and Patent Offices of any designated European Treaty country to maintain the Licensed Patents in full force and effect. This obligation shall extend to any issued, applied for, or renewed patents which come under the terms of this agreement at a later date pursuant to Paragraph 15.

7.05	Licensee represents and warrants to Licensor that it has taken all necessary corporate action to insure that the obligations assumed hereunder are the valid and binding obligations of Licensee.

7.06	During the term hereof, Licensee agrees to pay such Maintenance fees or Annuities, and file such Notices of Use, Extension or Intention to Use as are required tomaintain the Licensed Trademarks in full force and effect.

8.	Infringement. In the event Licensor elects not to pursue a third party infringer of the Licensed Patent, Licensor may in its sole and absolute discretion and upon written request of the Licensee, grant Licensee the right to pursue such infringer provided that Licensee shall and hereby does agree to name Licensor as a coparty to the action and indemnify and hold Licensor harmless from any counter claims instituted against Licensor by the third party infringer, and provided that Licensee agree to pay to Licensor 5% of any judgement or awards obtained by Licensee if such award is received after the license has become non-exclusive.

9	Defense In the event the validity of the patent is challenged during the period of exclusive license, Licensee shall have the obligation to defend in that action upon thirty (30) day’s notice by Licensors if such challenge is not already known by Licensee. If Licensee does not defend in that action, Licensee’s Licensee will immediately become non-exclusive and remain subject to all of the remaining terms of this agreement.

BioSculpture Technology, Inc. License Areement. . . page 8

10.	Notices. All reports, notices, requests, including but not limited to requests for approvals, payments and other communications required or permitted by this Agreement to be given to a party, shall be in writing and shall be deemed to be duly given and received, if delivered personally or sent by overnight courier service or if mailed by certified or registered mail return, receipt requested, addressed to the party concerned to the Attention of the President, if to the Licensee, at its address as set forth on page 1 above (or at such other address as a party may specify by notice to the other). Notices may also be sent by facsimile provided that a confirmatory copy is sent by first class mail or courier services.

11.	Confidential Information. Licensor and Licensee acknowledge that each may learn confidential information (as hereinafter defined) of the other by virtue of this Agreement. The parties are to hold such in confidence and not to otherwise use such, except as specifically permitted herein. For purposes hereof, Confidential Information shall mean marketing and sales information, customer lists, marketing and sales information and plans, and new product innovations and designs. Notwithstanding anything to the contrary, Confidential Information will not be deemed to include information which (i) at the time of disclosure such information is in the public domain; (ii) after disclosure such information becomes a part of the public domain, by means other than a breach of this agreement; (iii) such information must be disclosed as required by law; (iv) such information is disclosed to a receiving party without restriction by a party who is lawfully in possession of such; (v) such disclosure is required in enforcing a party’s rights hereunder. The obligation to maintain information in confidence hereunder shall continue for a period of three (3) years from the date of disclosure. This obligation shall not terminate upon termination of this Agreement.

12.	Licensee does hereby indemnify and agree to save and hold Licensor, harmless of and from any and all liability, claims, causes of action, suits, damages and expenses (including reasonable attorneys’ fees and expenses), for which they or either of them may become liable or may incur or be compelled to pay, arising from a claim that the Licensed Product is faulty in design and or manufacture, or from the willful acts of negligence of Licensee or its employees or agents. Licensee shall, at no expense to Licensor, name Licensor as an additional insured on its Products Liability Insurance policy and shall deliver to Licensor, a certificate evidencing the insurance coverage and the naming of Licensee as an additional insured.

13.	Licensee shall have the right to assign this Agreement to an Affiliate subject to the terms of this Agreement. Licensor shall have the right to assign this Agreement to any assignee of all of its right, title, and interest to the Licensed Patent subject to the terms of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and shall be binding upon and inure to the benefit of their successors and assigns.

14.	Marking. Licensee shall clearly stamp the numbers of the Licensed Patents upon the device and conspicuously state in the accompanying product literature that the art is covered under one or more claims of the Licensed Patent to provide open notice to possible infringers.

15	Annuities, Attorney Fees of Continuing Patent Prosecutions The Licensee shall be responsible for paying the annuities on all Licensed Patents, any reissue fees, and any attorney’s fees and charges.

16.	Newly Issued Liposuction Patents or New Liposuction Patent Applications The Licensors agree to license to Licensee under the terms of this agreement their ownership rights in any newly issued liposuction patents or liposuction art applied for so long as the Licensee assumes responsibility for all fees, annuities, attorney fees and charges thereof within 30 days notice of such issuance or application.

BioSculpture Technology, Inc. License Areement. . . page 9

17.	Know-how: Licensors agree to make freely available to Licensee all engineering drawings, sketches, CAD files, renderings, prototypes, sourcings, models, and forms of their liposuction art, and to provide Licensee with the names, addresses and phone numbers of all engineers responsible for their creation

18.	Unenforceability. Any term or provision of this Agreement which is invalid or unenforceable or in conflict with the law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without affecting the validity of the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction. Further, the Parties agree that an arbitrator or a court of competent jurisdiction in a particular jurisdiction may reform a specific term of this Agreement should the applicability of such term or provision be held invalid or unenforceable in that jurisdiction so as to reflect the intended agreement of the Parties hereto solely with respect to the applicability of such provision in said jurisdiction.

19.	This Agreement shall be considered as having been entered into in the State of New York and shall be construed and interpreted in accordance with the laws of the State of New York, without regard to its conflict rules. The parties themselves and any affiliates of the Licensee agree to be subject to the jurisdiction of its courts.

19.	Paragraph Headings. The Paragraph headings of this Agreement are included for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

20.	This Agreement contains the complete understanding of the parties with respect to the subject matter hereof, supersedes all prior oral or written understandings and agreements relating thereto, and may not be modified, discharged, or terminated except by a written instrument signed by both Licensee and Licensor.

21.	The termination or expiration of this Agreement shall not relieve either party from or discharge, any obligations which accrued prior to such termination or expiration and shall not destroy or diminish the binding force and effect of any of the terms and conditions of this Agreement that expressly or by implication come into or continue in effect on or after termination or expiration.

22.	Arbitration. If a dispute arises during the course of this agreement, upon the request of either party, said dispute shall be submitted to the American Arbitration Association with both parties stipulating in advance to act in accordance with its determination and the losing party bearing the costs of that arbitration proceeding.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

Licensors:		Licensee

Rocin Laboratories, Inc.		BioSculpt Technology, Inc.

By:	/s/ Robert L. Cucin, M.D.	By	/s/ Robert L. Cucin, M.D.
	Robert L. Cucin, M.D.		Robert L., Cucin, M.D.
	President		President
Date:	June 2, 2001	Date:	June 2, 2001

/s/ Robert L. Cucin, M.D.
Robert L. Cucin, M.D. Individually
Date:	June 2, 2001